                                                                                                                                March 2, 2005

Jim M. Rosenberg, Stop 03-09

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

                                                                Re: Bio-Reference Laboratories, Inc. (“BRLI”)

                                                                Form 10-K for the fiscal year ended October 31, 2004

                                                                File No. 000-15266

Dear Mr. Rosenberg,

                This will confirm that management of BRLI has carefully reviewed your letter of February 24, 2005 and intends to comply to the extent hereinafter indicated with the comments contained in your letter in future filings beginning with BRLI’s annual report on Form 10-K for the fiscal year ending October 31, 2005. We believe that some of the requested disclosure is already contained in the Form 10-K for the fiscal year ended October 31, 2004.

We will expand the disclosures regarding “Billing” to include the following:

1.a

Our billing system generates a contractual allowance entry based upon the explanation of benefits (“EOB”) received from the payor. This data is utilized to establish historical trends for revenue reporting.

1.b

If the patient utilizes one of our patient centers (“PSC”), the co-payment (“co-pay”) is collected at the point of service. If the patient utilizes a physician office, we bill the patient for his co-pay obligation upon our receipt of an EOB from the payor which informs us of the patient’s co-pay responsibility. If the patient’s payor (such as an insurance carrier) has an established contract with us, the patient is billed at the time of service for his co-pay obligation.

2.a

In the commercial clinical laboratory industry, the payor is invoiced and the invoice is paid when the payor is satisfied that all of its parameters have been met. This varies by payor. There are no “settlement” amounts in the commercial laboratory industry.

2.b

As identified on page 5 of our annual report on Form 10-K for the year ended October 31, 2004, only 7% of our revenues in fiscal 2004 was attributable to “self-pays.” An aggregate 93% of our revenues resulted from patient invoices paid by third party payors.

To satisfy items 2a and 2b, we will include the following chart as well as a discussion of the reasons for the changes from period to period in the percentage of contractual adjustments and discounts to net revenues.

Years Ended October 31,
	Year 1		Year 2		Year 3
Gross Revenues	$ XXX		$ XXX		$ XXX
Contractual Adjustments and Discounts	XXX		XXX		XXX
Net Revenues	$ XXX		$ XXX		$ XXX
Percent of Contractual Adjustments and Discounts To Net Revenue	XX	%	XX	%	XX	%

2.c.	We intend to include a tabular chart as shown below in response to this comment. Our accounts receivable systems have the capacity to provide an aging schedule of accounts receivable.

Gross Receivables by Payor Group
Year 1
	30	60	90	>90
Self-Pay Billing	$ XXX	$ XXX	$ XXX	$ XXX
Commercial Insurance	XXX	XXX	XXX	XXX
Professional billing	XXX	XXX	XXX	XXX
Medicare/Medicaid	XXX	XXX	XXX	XXX
Total	$ XXX	$ XXX	$ XXX	$ XXX

Year 2
	30	60	90	>90
Self-Pay Billing	$ XXX	$ XXX	$ XXX	$ XXX
Commercial Insurance	XXX	XXX	XXX	XXX
Professional billing	XXX	XXX	XXX	XXX
Medicare/Medicaid	XXX	XXX	XXX	XXX
Total	$ XXX	$ XXX	$ XXX	$ XXX

2.d.

In the commercial clinical laboratory business, unlike the hospital environment, there is not a “pending” amount from any third party payor. What is invoiced is an actual amount to be paid pursuant to any contractual agreements.

3.	The 10-K filing for fiscal year 2005 will include a discussion within its Management’s Discussion and Analysis, pursuant to Financial Reporting Release FR-60.

4.	We will add a discussion of billing and collection procedures and bad debt/write-off policies in our Liquidity and Capital Resources.

5.	A discussion of DSO’s will be included in our 10-K filing for fiscal year 2005 and every year thereafter, as commented upon.

6.	We do write-off specific accounts within our Accounts Receivable Systems as stated in our response to 1.a.

                BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Bio-Reference Laboratories, Inc.

By	/s/ Sam Singer
Sam Singer
Vice President and Chief Financial Officer